Exhibit (a)(16)

Dear Team,

As you may know, this morning EA extended its unsolicited conditional tender offer for our Company until June 16 at the same price of $25.74 per share.  Only 8.0% of Take-Two stockholders tendered into the offer, which we view as a vote of confidence in our management and further evidence that EA’s offer still fails to adequately compensate stockholders for the value of our Company.

That value was clearly reflected by the outstanding performance of Grand Theft Auto IV and our agreement with Universal Pictures to make BioShock into a feature film.  Both of these developments demonstrate how Take-Two is delivering value from our powerful, wholly-owned intellectual property.

As we have said before, we are committed to exploring all alternatives to maximize stockholder value, which may include a business combination with other third parties or remaining independent. With that in mind, we are moving forward with a process to review these strategic alternatives.

The smash success of GTA IV and the superior value being created by Take-Two are the direct result of the time and effort we have all invested.  Continuing our strong momentum, our product pipeline for 2008 and 2009 is the broadest and most exciting in our history. We appreciate your tremendous efforts to bring these new titles to life.

Our achievements are the direct result of the time and effort we have all invested and we are grateful for your ongoing support.

Sincerely,

Strauss and Ben

This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Electronic Arts’ tender offer or otherwise, nor does this communication constitute a solicitation of any vote or approval.